Via Edgar

September 12, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Year Ended December 31, 2011, Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012, Filed August 9, 2012
File No. 001-14965

Dear Ms. Hayes:

We are in receipt of the letter, dated September 5, 2012, to Lloyd C. Blankfein, Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc., from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the above-referenced filings.

In order to gather the necessary information and to prepare our responses, we respectfully request an extension of time until October 3, 2012 to respond to the Staff’s comments.

Please feel free to call me (212-902-5675) if you have any questions or require further information.

Sincerely,

/s/ Sarah E. Smith
Sarah E. Smith
Principal Accounting Officer

cc:	Lloyd C. Blankfein, Chairman and Chief Executive Officer
David A. Viniar, Chief Financial Officer
(The Goldman Sachs Group, Inc.)